Exhibit 12.1	Statement of computation of Ratio of Earnings

Statement of Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Six Months Ended July 31,
	2010	2011

Income before income taxes	$12,131	$919
Fixed charges	18,890	20,612
Capitalized interest	(18)	-
Total earnings	$31,003	$21,531

Interest expense (including capitalized interest)	$10,679	$13,121
Amortized premiums and expenses	1,852	1,439
Estimated interest within rent expense	6,359	6,052
Total fixed charges	$18,890	$20,612

Ratio of earnings to fixed charges	1.64	1.04